metabolic

RECEIVED

2008 JAN 29 A 4:55

15 January, 2008

[redacted]

08000402

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

**EXPRESS POST**

SUPPL

Dear Sir/Madam,

**Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

| Date of Announcement/Lodgement | To: | Title | No of Pages |
|---|---|---|---|
| 20 November 2007 | ASX | Form 605 – Ceasing to be Substantial Shareholder | 3 |
| 5 December 2007 | ASX | Appendix 3B | 8 |
| 15 January 2008 | ASX | Appendix 3B | 6 |

Yours faithfully,
**Metabolic Pharmaceuticals Limited**

**Belinda Shave**
**Financial Controller & Company Secretary**

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

(MPSEC16-1-08.doc)

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | METABOLIC PHARMACEUTICALS LIMITED |
| Fax number | 0398605777 |
| From | ASX Limited – Company Announcements Office |
| Date | 20-Nov-2007 |
| Time | 13:47:08 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

# Form 605
**Corporations Act 2001**
**Section 671B**

## Notice of ceasing to be a substantial shareholder

**To:** **Metabolic Pharmaceuticals Limited**
**ABN:** **96 083 866 862**

**1. Details of Substantial Holder (1)**

Niako Investments Pty Ltd
ACN 091 529 341

**The holder ceased to be a substantial holder on:** 20 November 2007

**The previous notice was given to the company on:** 31 October 2007

**The previous notice was dated:** 31 October 2007

**2. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (4) | Consideration given in relation to change (5) | Class (6) and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 07/11/06 | Niako Investments Pty Ltd | On-market disposal | $0.052732 per share | 2,000,000 Ordinary shares | 2,000,000 |
| 08/11/06 | Niako Investments Pty Ltd | On-market disposal | $0.054480 per share | 693,654 Ordinary shares | 693,654 |
| 09/11/06 | Niako Investments Pty Ltd | On-market disposal | $0.053 per share | 1,080,000 Ordinary shares | 1,080,000 |
| 12/11/06 | Niako Investments Pty Ltd | On-market disposal | $0.053 per share | 113,583 Ordinary shares | 113,583 |

### 3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
| --- | --- |
| Not applicable | |

### 4. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
| --- | --- |
| Niako Investments Pty Ltd | Unit 1, 1570-1572 Centre Road, Springvale, Victoria, 3171 |

## Signature

Print name: Mark Riccioni

Capacity: Company Secretary
Niako Investments Pty Ltd

Sign here: ............................................................

Date: 20 November 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | METABOLIC PHARMACEUTICALS LIMITED |
| Fax number | 0398605777 |
| From | ASX Limited – Company Announcements Office |
| Date | 05-Dec-2007 |
| Time | 15:48:51 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| **METABOLIC PHARMACEUTICALS LIMITED** |
| ABN **96 083 866 862** |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | (a) Not applicable – forfeiture of 46,886 MBPAA unquoted employee Performance Rights.<br><br>(b) Not applicable – forfeiture of 91,626 MBPAB unquoted employee Performance Rights. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Not applicable. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | (a) Forfeiture of 46,886 unquoted employee Performance Rights (ASX Code: MBPAA).<br><br>(b) Forfeiture of 91,626 unquoted employee Performance Rights (ASX Code: MBPAB). |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Not applicable |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Not applicable. |
| 7 | Dates of changes to the share register | 30 November 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 300,977,814 | MBP |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 317,029<br>559,442<br>1,829,900<br>183,333 | MBPAA<br>MBPAB<br>MBPAQ<br>MBPAU |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

+ See chapter 19 for defined terms.

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

+ See chapter 19 for defined terms.

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

**Entities that have ticked box 34(b)**

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now:<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 5 December, 2007

Print name: BELINDA SHAVE

== == == == ==

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | METABOLIC PHARMACEUTICALS LIMITED |
| Fax number | 0398605777 |
| From | ASX Limited – Company Announcements Office |
| Date | 15-Jan-2008 |
| Time | 16:37:15 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| METABOLIC PHARMACEUTICALS LIMITED |
| ABN 96 083 866 862 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Not applicable – forfeiture of 50,000 MBPAQ unquoted employee Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Not applicable. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Not applicable. |
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Not applicable |
| 5 | Issue price or consideration | Nil |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 6 | Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) | Not applicable. |
| 7 | Dates of changes to the share register | 15 January 2008 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 300,977,814 | MBP |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 317,029<br>559,442<br>1,779,900<br>183,333 | MBPAA<br>MBPAB<br>MBPAQ<br>MBPAU |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now:<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

# END

+ See chapter 19 for defined terms.